

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario

CERTIFICATE / **CERTIFICAT**
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

MARCH 26 MARS, 2014

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

(17)

Ontario Corporation Number
Numéro de la société en Ontario

1913564

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
   Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

   BOOMERANG OIL INC.

2. The address of the registered office is:
   Adresse du siège social :

   365 Bay Street, Suite 400

   Street & Number or R.R. Number & if Multi-Office Building give Room No. / Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

   Toronto ONTARIO M5H 2V1

   Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste — Postal Code/Code postal

3. Number of directors is: / Nombre d'administrateurs :
   Fixed number / Nombre fixe:
   OR minimum and maximum / OU minimum et maximum: 1 — 10

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
Brendan Purdy	6 Lismore Crt., Brampton, Ontario L6Z 1W1	Yes
Joanne M. Sylvanos	2235 W GreenBriar, Phoenix, Arrizona, USA 85023	No
Dennis Alexander	5423 E. Piping Rock Rd., Scotsdale, Arizona, USA 85254	No

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - **Amalgamation Agreement / Convention de fusion :**

☒ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.

Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

or
ou

B - **Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales :**

☐ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.

Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

____

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year / année, Month / mois, Day / jour
2301840 Ontario Inc.	2301840	2014, 03, 25
Shale Corp.	2403913	2014, 03, 25

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
   Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

   None.

7. The classes and any maximum number of shares that the corporation is authorized to issue:
   Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

   The Company is authorized to issue:

   1. an unlimited number of common shares; and

   2. an unlimited number of special shares, issuable in series.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Common Shares

(1) Each holder of common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each common share held by such holder.

(2) The holders of common shares shall be entitled to receive dividends if and when declared by the board of directors.

(3) In the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the common shares, to receive the remaining property or assets of the Company.

Special Shares

(1) The special shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the endorsement thereon of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of special shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(2) The special shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the special shares of every other series and be entitled to preference over the common shares and over any other shares of the Company ranking junior to the special shares. The special shares of any series may also be given such other preferences, not inconsistent with these articles, over the special shares and any other shares of the Company ranking junior to the special shares as may be fixed as provided herein.

(3) If any cumulative dividends or amounts payable on the return of capital in respect of a series of special shares are not paid in full, all series of special shares shall participate rateably in respect of such dividends and return of capital.

(4) The special shares of any series may be made convertible into special shares of any other series or common shares at such rate and upon such basis as the directors in their discretion may determine.

(5) Unless the directors otherwise determine in the articles of amendment designating a series, the holder of each share of a series of special shares shall be entitled to one vote at a meeting of shareholders.

Voting Restrictions

The holders of shares of a class or of a series of the Company are not entitled to vote separately as a class or series, as the case may be, upon, and shall not be entitled to dissent in respect of, any proposal to amend the articles to:

(1) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(2) effect an exchange, reclassification or cancellation of the shares of such class or series; or

(3) create a new class or series of shares equal or superior to the shares of such class or series.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

If the Company:

(a) is not a reporting issuer or mutual fund within the meaning of applicable securities legislation; and

(b) has not distributed to the public any of its shares or securities convertible into or exchangeable for any of its shares,

then no shares in the capital of the Company shall be transferred without either:

(i) the previous consent of the board of directors expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(ii) the previous consent of the holders of at least 51% of the shares of that class for the time being outstanding expressed by a resolution passed by the shareholders or by an instrument or instruments in writing signed by such shareholders.

10. Other provisions, (if any):
Autres dispositions, s'il y a lieu :

None.

11. The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l'annexe A.

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.





These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and **original signature** of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporation.** / Nom et **signature originale** d'un administrateur ou d'un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). **Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.**

2301840 Ontario Inc.
Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction
[signature]	Ron Ozols	President

Shale Corp.
Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction
[signature]	Chris Irwin	President

Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

Signature / *Signature*	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Schedule A-1

Statement of Director or Officer
Pursuant to Subsection 178 (2) of the *Business Corporations Act* (Ontario)

I, Ron Ozols, of the City of Vancouver, in the Province of British Columbia, hereby state as follows:

1.   This Statement is made pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "Act").

2.   I am a director of 2301840 Ontario Inc. (the "Corporation") and as such have knowledge of its affairs.

3.   I have conducted such examinations of the books and records of the Corporation as are necessary to enable me to make the statements set forth below.

4.   There are reasonable grounds for believing that:

     (a)   the Corporation is and the corporation to be formed by the amalgamation (the "Amalgamation") of the Corporation and Shale Corp. will be able to pay its liabilities as they become due; and

     (b)   the realizable value of such amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

5.   There are reasonable grounds for believing that no creditor of the Corporation will be prejudiced by the Amalgamation.

6.   The Corporation has not been notified by any creditor that it objects to the Amalgamation and, accordingly, subsection 178(2)(c) of the Act has no application.

7.   Since the Corporation has not received any notice pursuant to subsection 178(2)(c) of the Act, subsection 178(2)(d) of the Act has no application in the present circumstances.

This Statement is made this ___26th___ day of ___March___, 2014.



_____
Ron Ozols
Director

Schedule A-2

Statement of Director or Officer
Pursuant to Subsection 178 (2) of the *Business Corporations Act* (Ontario)

I, Chris Irwin, of the City of Toronto, in the Province of Ontario, hereby state as follows:

1.   This Statement is made pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "Act").

2.   I am a director of Shale Corp. (the "Corporation") and as such have knowledge of its affairs.

3.   I have conducted such examinations of the books and records of the Corporation as are necessary to enable me to make the statements set forth below.

4.   There are reasonable grounds for believing that:

    (a)   the Corporation is and the corporation to be formed by the amalgamation (the "Amalgamation") of the Corporation and 2301840 Ontario Inc. will be able to pay its liabilities as they become due; and

    (b)   the realizable value of such amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

5.   There are reasonable grounds for believing that no creditor of the Corporation will be prejudiced by the Amalgamation.

6.   The Corporation has not been notified by any creditor that it objects to the Amalgamation and, accordingly, subsection 178(2)(c) of the Act has no application.

7.   Since the Corporation has not received any notice pursuant to subsection 178(2)(c) of the Act, subsection 178(2)(d) of the Act has no application in the present circumstances.

This Statement is made this __26th__ day of ___March___, 2014.



_____
Chris Irwin
Director

ACQUSITION AND AMALGAMATION AGREEMENT

THIS AGREEMENT, the form of which was approved by the shareholders of 2301840 ONTARIO INC. and SHALE effective the 30th day of January is executed as of this 25th day of March, 2014;

AMONG:

> **2301840 ONTARIO INC.**, a corporation incorporated under the laws of the Province of Ontario
>
> (hereinafter referred to as "**Newco**")
>
> OF THE FIRST PART;
>
> - and -
>
> **SHALE CORP.**, a corporation incorporated under the laws of the Province of Ontario
>
> (hereinafter referred to as "**SHALE**")
>
> OF THE SECOND PART;
>
> - and -
>
> **0922327 BC LTD.**, a company existing under the laws of the Province of British Columbia
>
> (hereinafter referred to as "**0922327 BC LTD.**")
>
> OF THE THIRD PART;

WHEREAS Newco and SHALE wish to amalgamate and continue as one corporation to be known as Amalco, in accordance with the terms and conditions hereof;

AND WHEREAS Newco is a wholly-owned subsidiary of 0922327 BC LTD. and has not carried on active business;

AND WHEREAS 0922327 BC LTD. and SHALE have entered into the Acquisition Agreement (as defined below) which contemplates such amalgamation;

AND WHEREAS the parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and other lawful and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


ARTICLE 1
DEFINITIONS


1.1   **Definitions**

In this Agreement (including the recitals hereto) and each Schedule hereto:

"**Acquisition Agreement**" means this agreement effective the 25th day of March, 2014 between 0922327 BC LTD. and SHALE governing the terms and conditions of the Transaction (as hereinafter defined).

"**Agreement**" means this Acquisition and Amalgamation agreement.

"**Amalco**" means the corporation resulting from the Amalgamation.

"**Amalco Share**" means a common share in the capital of Amalco.

"**Amalgamation**" means the amalgamation of Newco and SHALE on the terms and conditions set forth in this Agreement.

"**Amalgamation Application**" means, collectively (i) a completed Form 4 – Articles of Amalgamation, (ii) a statement of an officer or director of each of SHALE and Newco required under section 178(2) of the OBCA, attached as Schedule "A" to the Articles of Amalgamation, (iii) a copy of this Agreement or directors' resolutions approving the Amalgamation, attached as Schedule "B" to the Articles of Amalgamation, (iv) a covering letter to the Companies and Personal Property Security Branch for an application for amalgamation, and (v) the applicable filing fee payable to the Minister of Finance.

"**Amalgamating Corporations**" means Newco and SHALE.

"**Arrangement Agreement**" means the amalgamation agreement between another subsidiary of 0922327 BC Ltd. named 0996445 B.C. Ltd. and 0995162 B.C. Ltd.

"**Articles of Amalgamation**" means the articles of amalgamation of Amalco substantially in the form set out in Schedule A hereto.

"**0922327 BC LTD. Shares**" means the common shares in the capital of 0922327 BC LTD..

"**Business Day**" means a day other than a Saturday, Sunday or a civic or statutory holiday in the Province of British Columbia.

"**SHALE Share**" means a common share in the capital of SHALE.

"**SHALE Shareholder**" means a registered holder of SHALE Shares immediately prior to the filing of this Agreement and the documents or certificates evidencing all corporate actions required under the Act for the approval of the Amalgamation.

"**Effective Date**" means the date when this Agreement together with the documents or certificates evidencing all corporate actions required under the Act for the approval of the Amalgamation are filed with the Companies and Personal Property Security Branch.

"**Exchange**" means the Canadian Securities Exchange ("CSE"), the TSX Venture Exchange Inc. or Toronto Stock Exchange, as applicable.

"**Material Adverse Effect**" means, as used in connection with events, contingencies, claims or other matters expressly relating to this Agreement, a matter which might adversely affect the condition (financial or otherwise), operations, business or prospects of any party hereto, and which a reasonably prudent investor would consider important in deciding whether to proceed with the transactions hereunder on the terms provided herein.

"**Newco**" means **2301840** Ontario Ltd., a corporation organized under the laws of Ontario, and a wholly-owned subsidiary of 0922327 BC LTD..

"**OBCA**" means the *Business Corporations Act,* R.S.O. 1990, c. B.16, as amended, including the regulations promulgated thereunder;

"**Plan of Arrangement**" means the Plan of Arrangement that is undergoing court approval to amalgamate a subsidiary of 0922327 BC Ltd. named 0996445 B.C. Ltd. and 0995162 B.C. Ltd.

"**Private Placement**" means the non-brokered private placement financing of SHALE to be completed concurrently with the completion of the Transaction.

"**Resulting Issuer Compensation Options**" means the compensation options of 0922327 BC LTD. as constituted after giving effect to the Transaction and the Private Placement;

"**Resulting Issuer Warrants**" means the share purchase warrants of 0922327 BC LTD., as constituted after giving effect to the Transaction;

"**Transaction**" means the three-cornered amalgamation, whereby SHALE will amalgamate with Newco, pursuant to which the SHALE Shareholders and the current 0922327 BC LTD. Shareholders shall own all of the issued and outstanding securities of Amalco.


ARTICLE 2
AMALGAMATION


2.1   **Amalgamation**

The Amalgamating Corporations hereby agree to amalgamate and continue as one corporation under the name "Boomerang Oil, Inc."or any name that all directors of SHALE and 0922327 BC Ltd. unanimously agree upon, and pursuant to the provisions of the Act upon the terms and conditions hereinafter set out.

To this end, this Agreement must be submitted to the shareholders of each of the Amalgamating Corporations, for their approval, as required by the Act. Once the approval of the shareholders has been obtained, the directors and officers of each of the Amalgamating Corporations will be authorized by means of this Agreement to execute all necessary actions in order to carry out this Agreement.

ARTICLE 3
EFFECT OF AMALGAMATION

3.1   **Effect of Amalgamation**

On the Effective Date, subject to the Act:

(a)   the amalgamation of the Amalgamating Corporations and their continuance as one corporation, Amalco, under the terms and conditions prescribed in this Agreement shall be effective;

(b)   the property of each of the Amalgamating Corporations shall continue to be the property of Amalco;

(c)   Amalco shall continue to be liable for the obligations of each of the Amalgamating Corporations;

(d)   any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Corporations shall be unaffected;

(e)   any civil, criminal or administrative action or proceeding pending by or against either of the Amalgamating Corporations may be continued to be prosecuted by or against Amalco;

(f)   any conviction against, or ruling, order or judgment in favour of or against, either of the Amalgamating Corporations may be enforced by or against Amalco; and

(g)   the Corporate Charter of Amalco shall be as set forth in Schedule A to this Agreement.

ARTICLE 4
TREATMENT OF ISSUED CAPITAL

4.1   **Treatment of Issued Share Capital of the Amalgamating Corporations**

On the Effective Date:

(a)   immediately prior to the transaction in paragraph 3.1(a), becoming effective, each issued and outstanding SHALE Share shall be exchanged for one (1) 0922327 BC LTD. Share; and, therefore:

    (i)   each holder of SHALE Shares will receive one 0922327 BC LTD. Share for each of such holder's SHALE Shares;

    (ii)   0922327 BC LTD. will become the sole shareholder of Amalco;

(iii) each 0922327 BC LTD. share certificate issued to a holder of SHALE Shares who is also a principal of Amalco will bear an escrow legend or legends restricting the sale, transfer or other disposition thereof for, as to fifteen per cent (15%) of the common shares represented thereby, until the date that is six (6) months after the date that such common shares are listed on the Exchange (the "**Listing Date**"), and as to fifteen per cent (15%) of the common shares represented thereby, until the date that is twelve (12) months after the Listing Date, and as to fifteen percent of the shares represented thereby, until the date that is eighteen (18) months after the Listing Date, and as to fifteen percent (15%) of the common shares represented thereby, until the date that is twenty-four (24) months after the Listing Date, and as to fifteen percent (15%) of the common shares represented thereby, until the date that is thirty (30) months after the Listing Date, and as to fifteen percent (15%) of the common shares represented thereby until the date that is thirty-six (36) months after the Listing Date; and

(iv) each 0922327 BC LTD. share certificate originally issued to a holder of SHALE Shares pursuant to this Subsection 4.1(a) that is a U.S. Person, a person in the United States, or a person in the United States for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of any 0922327 BC LTD. share certificate, will bear the following additional legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE 'U.S. SECURITIES ACT'), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE HOLDER HEREOF, BY PURCHASING THE SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF 0922327 BC LTD. AND ITS SUCCESSORS (THE 'CORPORATION') THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION OR ITS SUCCESSORS, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES, PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF APPLICABLE AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) WITHIN THE UNITED STATES, IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE,

THE HOLDER HEREOF HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE CORPORATION IS A 'FOREIGN ISSUER' (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE U.S. SECURITIES ACT), A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE 'GOOD DELIVERY' MAY BE OBTAINED FROM THE TRANSFER AGENT OF THE CORPORATION UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT OF THE CORPORATION AND TO THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, TOGETHER WITH SUCH ADDITIONAL DOCUMENTATION AS THE TRANSFER AGENT OF THE CORPORATION MAY REQUEST."; and

(b)   upon the transaction in paragraph 3.1(a) becoming effective, each issued and outstanding SHALE Share and each issued and outstanding Newco Share shall be cancelled and replaced by the issuance of one (1) Amalco Share; and 0922327 BC LTD. will become the sole shareholder of Amalco.

ARTICLE 5
FRACTIONAL SHARES UPON CONVERSION

5.1   **Fractional Shares Upon Conversion**

Notwithstanding anything to the contrary contained in this Agreement, no SHALE Shareholder shall be entitled to, and 0922327 BC LTD. will not issue, fractions of any securities in 0922327 BC LTD.

ARTICLE 6
CERTIFICATES

6.1   **Certificates**

On the Effective Date, certificates evidencing SHALE Shares shall cease to represent any claim upon or interest in SHALE or Newco, respectively, other than the right of the holder to receive the consideration provided for in this Agreement.

ARTICLE 7
COVENANTS OF SHALE

7.1   Covenants of SHALE

SHALE covenants and agrees with Newco and 0922327 BC LTD. that it will:

(a)   use its best efforts to obtain the approval by the holders of SHALE Shares of the Amalgamation, this Agreement and the Transaction in accordance with the Act;

(b)   use its best efforts to cause each of the conditions precedent set forth in Section 13.1 and Section 12.1 that are applicable in respect of SHALE to be complied with; and

(c)   subject to the approval of the shareholders of each of SHALE and Newco being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, including that of the Exchange for the Transaction, thereafter jointly with Newco file with the Companies and Personal Property Security Branch this Agreement, the Amalgamation Application, Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

ARTICLE 8
COVENANTS OF 0922327 BC LTD.

8.1   Covenants of 0922327 BC LTD.

0922327 BC LTD. covenants and agrees with SHALE that it will:

(a)   sign a resolution as sole shareholder of Newco in favour of the approval of the Amalgamation, this Agreement and the Transaction in accordance with the Act;

(b)   use its best efforts to cause each of the conditions precedent set forth in Section 14.1 and Section 12.1 that are applicable in respect of 0922327 BC LTD. to be complied with; and

(c)   subject to the approval of the holders of SHALE Shares being obtained for the completion of the Amalgamation and obtaining all applicable regulatory approvals including that of the Exchange for the Transaction, take all corporate action necessary to reserve for issuance a sufficient number of 0922327 BC LTD. Shares to permit the issuance of 0922327 BC LTD. Shares on the Amalgamation and a sufficient number of 0922327 BC LTD. Shares as are issuable (i) upon the exercise of the Resulting Issuer Warrants; (ii) upon the exercise of the Resulting Issuer Compensation Options; and (iii) upon the exercise of the Resulting Issuer Stock Options.

ARTICLE 9
COVENANTS OF NEWCO

9.1   Covenants of Newco

Newco covenants and agrees with SHALE and 0922327 BC LTD. that it will not, from the date of execution hereof to the Effective Date, except with the prior written consent of SHALE and 0922327 BC LTD., conduct any business or do any other thing that could prevent Newco from performing any of its obligations hereunder.

Newco covenants and agrees with SHALE and 0922327 BC LTD. that it will not, from the date of execution hereof to the Effective Date, except with the prior written consent of SHALE and 0922327 BC LTD. and 0996445 BC LTD., conduct any business or do any other thing that could prevent Newco from affecting 0922327 BC Ltd. or 0996445 B.C. Ltd., from performing its obligations to complete the Arrangement Agreement or Plan of Arrangement for its wholly owned subsidiary, 0996445 B.C. Ltd. with 0995162 B.C. LTD.

ARTICLE 10
FURTHER COVENANTS OF NEWCO

10.1   Further Covenants of Newco

Newco further covenants and agrees with SHALE that it will:

(a)   use its best efforts to cause each of the conditions precedent set forth in Section 14.1 and Section 12.1 that are applicable in respect of Newco to be complied with; and

(b)   subject to the approval of the shareholders of each of SHALE and Newco being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, thereafter jointly with SHALE file with the Companies and Personal Property Security Branch this Agreement, the Amalgamation Application, the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES

11.1   Representation and Warranty of 0922327 BC LTD.

0922327 BC LTD. represents and warrants to and in favour of SHALE and Newco, and acknowledges that SHALE and Newco are relying upon such representation and warranty, that 0922327 BC LTD. is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against 0922327 BC LTD. in accordance with its terms.

11.2   Representation and Warranty of SHALE

SHALE represents and warrants to and in favour of 0922327 BC LTD. and Newco, and acknowledges that 0922327 BC LTD. and Newco are relying upon such representation and warranty, that SHALE is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against SHALE in accordance with its terms.

11.3   Representation and Warranty of Newco

Newco represents and warrants to and in favour of SHALE and 0922327 BC LTD., and acknowledges that SHALE and 0922327 BC LTD. are relying upon such representation and warranty, that Newco is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Newco in accordance with its terms.

ARTICLE 12
GENERAL CONDITIONS PRECEDENT

12.1   General Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction of the following conditions, which, except for Section 12.1(a) below, may be waived by the consent of each of the parties without prejudice to their rights to rely on any of the other conditions in this Section 12.1:

(a)   this Agreement and the transactions contemplated hereby, including, in particular, the Amalgamation, being approved by (i) the board of directors of 0922327 BC LTD.; (ii) the board of directors of Newco; (iii) the board of directors of SHALE; (iv) the sole shareholder of Newco; and (v) the holders of SHALE Shares, in accordance with the Act;

(b)   all the conditions required to complete the Transaction hereunder being met or waived;

(c)   all conditions set out in the Acquisition Agreement with respect to the Transaction having been met or waived;

(d)   all necessary regulatory approvals having been obtained, including any approvals in connection with the issuance and distribution of the securities of 0922327 BC LTD. to be issued pursuant to the Amalgamation;

(e)   the 0922327 BC LTD. Shares, the Resulting Issuer Warrants and the 0922327 BC LTD. Shares to be issued on the exercise of: (i) the Resulting Issuer Warrants, (ii) the Resulting Issuer Compensation Options, and (iii) the Resulting Issuer Stock Options shall have been conditionally approved for listing by the Exchange, subject to 0922327 BC LTD. fulfilling the Exchange's listing requirements;

(f)   none of the consents, orders and approvals, including regulatory approvals, required or necessary or desirable for the completion of the transactions provided for in this Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of 0922327 BC LTD. or SHALE, acting reasonably; and

(g)   there shall not exist any prohibition at law, order or decree restraining or enjoining the consummation of the Amalgamation.

(h)   that 0922327 BC Ltd. shall have completed the Arrangement Agreement or Plan of Arrangement between 0996445 B.C. Ltd. and 0995162 B.C. Ltd.; and if not yet completed, SHALE shall allow Ron Ozols to remain as the director with sole authority to complete the 0996445 B.C. Ltd. and 0995162 B.C. Ltd. Plan of Arrangement with any prejudice or harm to the process or effect of the Arrangement Agreement.

(i)   that SHALE shall have paid out the debts of 0922327 BC Ltd. as listed as remaining hereby included as Schedule B prior to completion of the amalgamation.

ARTICLE 13
CONDITIONS TO THE OBLIGATIONS OF 0922327 BC LTD. AND NEWCO

13.1   Conditions to the Obligations of 0922327 BC LTD. and Newco

The obligations of 0922327 BC LTD. and Newco to consummate the transactions contemplated hereby, are subject to the satisfaction, on or before the Effective Date, of the conditions for the benefit of 0922327 BC LTD. set forth in the Acquisition Agreement governing the terms and conditions of the Transaction and of the following conditions, which, except for Section 13.1(b) below, may be waived by the consent of 0922327 BC LTD. and/or Newco without prejudice to their rights to rely on any other such conditions:

(a)   each of the acts of 0922327 BC LTD. to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it and no event shall have occurred that could have a Material Adverse Effect on 0922327 BC LTD., taken as a whole, from and after the date hereof;

(b)   the 0922327 BC LTD. board of directors and shareholders shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by 0922327 BC LTD. to permit the consummation of the Amalgamation;

(c)   since the date hereof, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere) against SHALE (whether or not purportedly on behalf of SHALE) that would, if successful, have a Material Adverse Effect on SHALE, in the sole discretion of 0922327 BC LTD., acting reasonably; and

(d)   0922327 BC LTD. and Newco shall have received a certificate from a senior officer of SHALE confirming that the conditions set forth in this Section 13.1 and the conditions set forth in Section 12.1 that are applicable in respect of SHALE have been satisfied.

The conditions described above are for the exclusive benefit of 0922327 BC LTD. and Newco and may be asserted by 0922327 BC LTD. and Newco regardless of the circumstances or may be waived by 0922327 BC LTD. and Newco in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which 0922327 BC LTD. and Newco may have.

ARTICLE 14
CONDITIONS TO OBLIGATIONS OF SHALE

14.1   Conditions to Obligations of SHALE

The obligations of SHALE to consummate the transactions contemplated hereby and in particular the Amalgamation are subject to the satisfaction, on or before the Effective Date, of the conditions for the benefit of SHALE set forth in the Acquisition Agreement governing the terms and conditions of the Transaction and of the following conditions, which, except for Section 14.1(b) below, may be waived by SHALE without prejudice to its rights to rely on any other such conditions:

(a)   each of the acts of 0922327 BC LTD. and Newco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and no event shall have occurred that could have a Material Adverse Effect on 0922327 BC LTD. or Newco, taken as a whole, from and after the date hereof;

(b)   the board of directors and shareholders of each of 0922327 BC LTD. and Newco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by 0922327 BC LTD. and Newco to permit the consummation of the Amalgamation;

(c)   since the date hereof, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against 0922327 BC LTD. (whether or not purportedly on behalf of 0922327 BC LTD.) that would, if successful, have a Material Adverse Effect on 0922327 BC LTD., in the sole discretion of SHALE, acting reasonably; and

(d)   SHALE shall have received a certificate from a senior officer of each of 0922327 BC LTD. and Newco confirming that the conditions set forth in Section 12.1 that are applicable to 0922327 BC LTD. and Newco and the conditions set forth in this Section 14.1 have been satisfied.

The conditions described above are for the exclusive benefit of SHALE and may be asserted by SHALE regardless of the circumstances or may be waived by SHALE in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which SHALE may have.

ARTICLE 15
AMENDMENT

15.1   Amendment

This Agreement may be amended prior to its approval by the shareholders of the Amalgamating Corporations, by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a)   change the time for performance of any of the obligations or acts of the parties hereto;

(b)   waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)   waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(d)   waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by SHALE Shareholders upon the Amalgamation, if any, without approval by the SHALE Shareholders, given in the same manner as required for the approval of the Amalgamation.

ARTICLE 16
TERMINATION

16.1   Termination

This Agreement may be terminated prior to its approval by the shareholders of the Amalgamating Corporations, by mutual agreement of the respective boards of directors of the parties hereto, without further action on the part of the shareholders of SHALE or Newco. This Agreement shall also terminate without further notice or agreement if:

(a)   the Amalgamation is not approved by the holders of SHALE Shares entitled to vote in accordance with the Act;

(b)   any of the conditions set out in Sections 12.1, 13.1 or 14.1 are not satisfied or, if capable of being waived, are not waived by the relevant party, as applicable, prior to the Effective Date; or

(c)   the Acquisition Agreement is terminated prior to the Effective Date.

ARTICLE 17
BINDING EFFECT AND COUNTERPARTS

17.1   Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their successors and permitted assigns.

17.2   Counterparts

This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document.

ARTICLE 18
ASSIGNMENT

18.1   Assignment

No party to this Agreement may assign any of its rights or obligations hereunder without the prior written consent of each of the other parties.

ARTICLE 19
FURTHER ASSURANCES

19.1   Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further acts and things as may reasonably be necessary or desirable to carry out the intent of this Agreement.

ARTICLE 20
NOTICE

20.1   Notice

Any notice which a party may desire to give or serve upon another party shall be in writing and may be delivered, mailed by prepaid registered mail, return receipt requested or sent by facsimile or electronic transmission to the following addresses:

(a)   if to 0922327 BC LTD. or Newco:

c/o 2922 Mt. Seymour Pky
North Vancouver, B.C. V7H 1E9

Attention: Ron Ozols
E-mail: ronozols@gmail.com

(b)   if to SHALE:

> c/o 365 Bay Streeet Suite 400
> Toronto, ON M5H 2V1
>
> Attention: Chris Irwin
>
> E-mail: cirwin@irwinlowy.com

or to such other address as the party to or upon whom notice is to be given or served has communicated to the other parties by notice given or served in the manner provided for in this section. In the case of delivery or electronic transmission, notice shall be deemed to be given, if prior to 5:00 pm local time at place of receipt, on the date of delivery or transmission or, if after 5:00 pm local time at the place of receipt, on the next following business day, and in the case of mailing, notice shall be deemed to be given on the third (3rd) Business Day after such mailing.

ARTICLE 21
TIME OF ESSENCE

21.1   Time of Essence

Time shall be of the essence of this Agreement.

ARTICLE 22
GOVERNING LAW

22.1   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the courts of British Columbia shall have exclusive jurisdiction over every dispute hereunder. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of British Columbia.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto as of the date first written above.

SHALE CORP.

Per: _____
        Name: Chris Irwin
        Title: President

2301840 ONTARIO LTD.

Per: _____
        Name: Ron Ozols
        Title: Director

0922327 BC LTD.

Per: _____
        Name: Ron Ozols
        Title: Director